Filed Pursuant to Rule 424(b)(3)

Registration No. 333-132911

SUPPLEMENT DATED NOVEMBER 8, 2006

(To the Pricing Supplement dated October 30, 2006

and MTN prospectus supplement, general prospectus

supplement and prospectus, each dated March 31, 2006)

Merrill Lynch & Co., Inc.

Medium-Term Notes, Series C

C$100,000,000

Floating Rate Notes due November 9, 2009

(the “Notes”)

On November 9, 2006, Merrill Lynch & Co., Inc. (“ML&Co.”) will issue C$600,000,000 of our Medium-Term Notes, Series C, Floating Rate Notes due November 9, 2009. An additional C$100,000,000 of the Notes (the “Offered Notes”) are being offered hereby. The Offered Notes and the Notes issued on November 9, 2006 (together, the “Notes”) will have identical terms and conditions and will be part of the same series. Reference is made to the accompanying pricing supplement, dated October 30, 2006, and to the MTN prospectus supplement, general prospectus supplement and prospectus, each dated March 31, 2006, for a description of the terms and conditions of the Medium-Term Notes, Series C, Floating Rate Notes due November 9, 2009. The Offered Notes will be offered at an initial public offering price of 100% of principal amount, plus accrued interest from November 9, 2006.

The Offered Notes will be ready for delivery in book-entry form only through the facilities of CDS Clearing and Depository Services Inc. and Euroclear or Clearstream, Luxembourg on or about November 15, 2006.

Merrill Lynch Canada Inc. (“ML Canada”) and the Underwriters set forth below are acting as principals in this transaction. ML Canada is acting as the Lead Underwriter. Pursuant to an agreement, dated November 8, 2006, (the “Agreement”), between ML&Co. and the Underwriters set forth below, the Underwriters have agreed to offer the Offered Notes for sale in Canada. Each Underwriter has severally but not jointly agreed to purchase the principal amount of Offered Notes set forth opposite its name below and each Underwriter will receive an underwriting discount equal to 0.25% of such principal amount.

Underwriters	Principal Amount of Notes

Merrill Lynch Canada Inc.	C$75,000,000
National Bank Financial Inc.	C$7,500,000
RBC Dominion Securities Inc.	C$7,500,000
BMO Nesbitt Burns Inc.	C$2,500,000
CIBC World Markets Inc.	C$2,500,000
Desjardins Securities Inc.	C$2,500,000
TD Securities Inc.	C$2,500,000
Total	C$100,000,000

Under the terms of the Agreement, the obligations of the Underwriters are subject to certain conditions and the Underwriters are committed to take and pay for all the Notes, if any are taken. The Underwriters have advised ML&Co. that they proposed initially to offer all or part of the Notes directly to the public at the offering price set forth above. After the initial public offering, the offering price may be changed. ML&Co. has agreed to indemnify the Underwriters against certain liabilities, including liabilities under Canadian provincial securities legislation and the Securities Act of 1933, as amended.

In connection with this offering, ML Canada currently intends to buy and sell the Notes to create a securities market for the holders of the Notes, and may stabilize or maintain the market price of the Notes during the initial distribution of the Notes. However, ML Canada will not be obligated to engage in any of those market activities or continue them once it has started. Neither ML&Co. nor the Underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Notes. In addition, neither ML&Co. nor the Underwriters make any representation that the Underwriters will engage in any of those transactions or that those transactions, once commenced, will not be discontinued without notice.

ML Canada was involved in the decision to distribute Notes hereunder. ML Canada is an in direct wholly-owned subsidiary of ML&Co. Consequently, ML&Co. is a “related issuer” and is also a “connected issuer” of ML Canada within the meaning of the securities legislation of each of the provinces of Canada in connection with the offering of Notes under this supplement, the accompanying pricing supplement and prospectus supplement, general prospectus supplement and prospectus.

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